China Marketing Media Holdings, Inc.
RMA 901
KunTai International Mansion
No. 12 Chaowai Street
Beijing, 100020, China

January 3, 2007

By EDGAR Transmission and by Hand Delivery

Mr. Albert Yarashus
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: China Marketing Media Holdings, Inc.
Form 10-SB filed February 14, 2006
File No. 0-51806

On behalf of China Marketing Media Holdings, Inc. (the “Company”), we hereby submit the Company’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated March 15, 2006, providing the Staff’s comments with respect to the above referenced registration statement on Form 10-SB (the “Registration Statement”).

For the convenience of the Staff, each of the Staff’s comments is included and is followed by the corresponding response of the Company. Unless the context indicates otherwise, references in this letter to “we”, “us” and “our” refer to the Company on a consolidated basis.

General

1.
Please note that your registration statement will become effective in 60 days from the date of filing, and that you will be required to file periodic and other reports from that date. Please consider withdrawing the registration statement before it becomes effective if you are unable to comply with our comments within that time.

Company Response: We acknowledge that our registration statement became effective 60 days from the date of filing and that we were delinquent in our obligations to file reports under the Securities Exchange Act of 1934. We plan to file all reports that are required to be filed through the date hereof.

2.	For ease of reference, we suggest that you provide a table of contents at the beginning of your document.

Company Response: We now provide a table of contents at the beginning of our document.

Part I

Description of Business, page 2

History, page 2

3.	Please describe your change of control more fully, disclosing the terms of the transaction and identifying the parties involved.

Company Response: We have revised the disclosure to describe our change of control more fully, including the terms of the transaction and identity of the parties.

4.
We note the description of China Marketing Media, Inc. at the section titled “The Company” in the registration statement on Form SB-2 (333-129974) filed by China Marketing Media, Inc. on November 29, 2005. Please present a similar chronological statement of the affiliations among China Marketing Media, China Marketing Media Holdings, Ltd., Media Challenge Holdings Ltd., Derby Resources, Shenzhen Media Investment, and Topworth Assets. Give a chronological summary of their relationships, and explain clearly how the current registrant was formed. If helpful to a clearer understanding, we suggest use of an organization table.

Company Response: We have revised our disclosure to indicate that we have no affiliation with China Marketing Media, Inc. or Top Worth Assets. We now disclose that prior to entering into a share exchange agreement and transaction with us, Media Challenge entered into a share exchange agreement and transaction with Derby Resources (now named China Marketing Media, Inc.) and that this transaction was later cancelled and rescinded. We have provided an organizational chart that illustrates our organizational structure and our respective ownership interest in our various subsidiaries.

5.	Please disclose the business of each entity prior to the transaction by which the registrant was formed, and disclose the business reasons for the merger of Media Challenge and Topworth.

Company Response: As noted in our response to comment 4 above, we have no relationship or affiliation with Derby Resources (now China Marketing Media, Inc.) and Top Worth Assets. Derby Resources was a blank check company that Media Challenge had consummated a reverse merger with. This reverse merger transaction with Derby Resources was then cancelled and otherwise rescinded. Immediately after the reverse merger transaction with Derby Resources was cancelled, Media Challenge effected the reverse merger transaction with us. Accordingly, we do not believe that disclosure regarding the business of Derby Resources or Top Worth Assets is relevant. We have, however, included information relating to why Media Challenge effected a reverse merger with us.

Business Overview, page 2

General

6.	Please identify your publication for us more specifically. We have not been able - to identify your publication by the title given in your text, namely, Sales & Marketing Magazine.

Company Response: We have revised our disclosure to identify our publication more specifically. We publish two magazines - China Marketing (Xiao Shou Yu Shi Chang) and China Business & Trade (Zhong Guo Shang Mao) in China. We publish three issues of China Marketing per month, including a sales edition, case edition and channel edition. We publish one issue of China Business & Trade per month, which is the training edition. Our magazines are published in Chinese and are currently circulated in mainland China and Hong Kong.

7.	It is unnecessary to define parenthetically terms that are clear from context, e.g. (“we,” “us,” ...”), (“PRC”) etc. You do need, however to identify all terms used in your document, as, e.g., WTO.

Company Response: We have revised the registration statement to better utilize plain English and to remove defined terms that do not require definition. We have also explained terms, like WTO, that do require a full reference.

8.
Please file as an exhibit to the registration statement the 10 year contract which Shenzhen Media Investment Co., Ltd., entered into with the Publishing House in October 2003. Please see Item 601(a)(10) of Regulation S-B.

Company Response: We have filed the Operation and Management Right Agreement, as amended, entered into by and between Shenzhen Media Investment Co., Ltd. and Sale and Marketing Publishing House (“CMO”) as Exhibit 10.1 and Exhibit 10.2 to our registration statement.

9.	Please also file as an exhibit the November 20, 2004 contract whereby Shenzhen Media Investment Co., Ltd. transferred the right to its contract with the Magazine to Media Challenge Holdings Ltd.

Company Response: In our registration statement on Form 10-SB, filed on February 14, 2006, we erroneously stated that Shenzhen Media Investment Co., Ltd. transferred all its rights under the Operation and Management Right Agreement with Sale and Marketing Publishing House to Medial Challenge Holdings Ltd. Instead, Shenzhen Media Investment Co., Ltd. transferred abovementioned rights to our indirect subsidiary, Shenzhen New Media Consulting Co., Ltd. under the Entrust Agreement entered into by and between Shenzhen Media Investment Co., Ltd and Shenzhen New Media Consulting Co., Ltd. on November 20, 2004. We have filed the Entrust Agreement between Shenzhen Media Investment Co., Ltd. and Shenzhen New Media Consulting Co., Ltd. regarding this transfer as Exhibit 10.3 to our registration statement.

10.
Its unclear whether, or to what extent, Media Challenge has been able to exercise any rights under the agreement with Shenzhen in view of the prohibition against foreign investors having a controlling stake in media businesses. Please advise.

Company Response: We have revised our disclosure to indicate that we had to enter into the operation and management right agreement and the entrust agreement instead of acquiring CMO outright as a result of restrictions under Chinese law that prohibit foreign persons from engaging in certain publishing activities in China. Through these agreements we derive the economic benefits and incur the economic burdens that we would otherwise have as the owner of CMO or the owner of CMO’s assets while still complying with Chinese law.

11.	Please also clarify whether current Chinese law would permit Shenzhen Media to cancel or to take back its sale of publishing rights to your company.

Company Response: We have revised our disclosure to indicate that the Entrust Agreement and the Operation and Management Right Agreement between Shenzhen New Media and Shenzhen Media and between Shenzhen Media and CMO, respectively, are both protected by the laws of China and these agreements cannot be amended or terminated without the written consent of all parties involved.

12.
Please explain in detail the circumstances and the timing for the removal or modification of any such prohibitions as those referred to in the next to last paragraph of this section, which speaks of “ ...China’s current WTO commitment”.

Company Response: We have revised our disclosure under the caption “Government Regulation” which now provides, in pertinent part, that:

On July 6, 2005, the Chinese government promulgated Certain Opinions on the Introduction of Foreign Investment in Cultural Fields, which provide an overall framework with respect to foreign investments in Chinese media and other cultural sectors. This document specifies the areas in which foreign investments are permitted or prohibited in accordance with China’s commitments regarding its entry into the World Trade Organization or WTO. Under the document, foreign investment in the media sector is permitted in the areas of printing of packaging and decorating materials, redistributing books, newspapers, periodicals, producing of recordable disks, duplication of read only disks, and engaging in works of art and the construction and operation of performance sites, cinema, event brokerage agencies and movie technology. In addition, pursuant to the Administrative Measures on Foreign-Invested Enterprises in Redistribution of Books, Newspapers and Periodicals issued by the General Administration of Press and Publication and the Ministry of Commerce, effective May 2003, foreign investors are permitted to establish wholly foreign owned redistribution companies that redistribute and sell, on the wholesale or retail level, books, newspapers or periodicals that have already been published by a licensed content-oriented company in China.

13.	Please advise whether you have an internet address.

Company Response: We do not maintain a corporate website, but we utilize the following URL www.cmmo.com.cn for the sale and promotion of the magazines we publish.

The Products, page 3

14.	Disclose when the magazine began publishing, and provide a recent chronology of its publication history.

Company Response: We have revised our disclosure under the caption “Our Products” which now provides, in pertinent part, that:

China Marketing was first published by CMO in April 1994 as a monthly magazine. Thereafter, in September 2001, CMO began publishing two issues of this magazine per month. In May 2004, after the establishment of the operation and management rights agreement, we started to publish three issues of this magazine per month. In June 2003, the fist issue of China Business & Trade was published.

15.
Describe briefly the physical format and appearance of the magazine, and the typed content of the advertising component. Please confirm, if true, that it is published only in Chinese, or provide details of alternative formats.

Company Response: We have revised our disclosure under the caption “Our Products” which now provides, in pertinent part, that:

The dimension of both China Marketing and China Business & Trade is 210mm x 285mm. The magazines are published in color. We use double-side offset paper within the magazines and 128g copper plate paper for the magazines’ covers. All editions of the magazines are currently published in Chinese and circulated within the greater China area, which includes mainland China and Hong Kong.

We have also provided the image of each edition of our magazines in our registration statement under the caption “Our Business.”

16.	Please enumerate the functions of your various employees, or classes of employees. Describe how the magazine’s content is determined, editorially.

Company Response:  We have revised our disclosure to enumerate the functions of our various employees. In addition, we revised our disclosure to indicate that CMO’s editorial department is solely responsible for providing the editorial content of our magazines.

17.	Please explain more fully how you generate the articles or other information which comprise the editorial content of your magazine, and the sources on which you rely in this effort.

Company Response: We have revised our disclosure under the caption “Our Content” which now provides, in pertinent part, that:

The content of our magazines can be broken down into three categories consisting of topics of interest, case studies and management practice. Topics of interest are identified by CMO’s editors and articles are prepared by CMO editors based upon publicly available information about the particular topic. Case studies on actual sales and marketing events are identified by CMO’s editors, who also provide commentary and analysis on these case studies. Freelance writers are retained to write articles on management practices in the sales and marketing industry. These management practice articles are designed to utilize real life experiences to provide readers with solutions to their sales and marketing problems and general sales and marketing guidance.

Production Facilities and Equipment, page 4

18.
Please explain briefly how and where the magazine is physically printed, assembled and produced. Include here or at another appropriate place any description required by Item 102 of Regulation S-B. If these functions are contracted for outside the company, please provide all relevant information. If company employees are utilized, discuss whether the equipment is owned or leased. We have noted your statement at Liquidity and Capital Resources that your business does not require substantial amounts of plant and equipment; however, your risk factor related to the costs of paper suggests that the printing of your magazine is a significant enterprise.

Company Response: We have included the following additional disclosure under the caption “Our Products” in the registration statement in response to the Staff’s comment: “The physical printing, assembling and production of the magazines are outsourced to independent third party printers. The printers are responsible for typesetting the articles, proof reading, plate-making, paper supplying, binding and packaging. Specifically, the printing works of the publication of Sales edition and Case edition of China Marketing and some copies of China Trade & Business have been contracted to Henan Xinhua Printing Factory. The printing works of the publication of Channel edition of China Marketing and some copies of China Trade & Business have been contracted to Henan Ruiguang Printing Co., Ltd.” We also have filed the outsourcing agreements between CMO and Henan Xinhua Printing Factory and between CMO and Henan Ruiguang Printing Co., Ltd. as Exhibit 10.4, Exhibit 10.5 and Exhibit 10.6 to our registration statement, respectively.

We have revised our risk factor related to the costs of paper to more accurately describe how the increase of the cost of paper affects our business and the interplay between the cost of paper and our outsourcing agreements with our outsourcing partners.

Distribution Channels, page 4

19.	Please file as an exhibit any distribution contract or memorandum of understanding with SunWah Bookstore. See Exhibit 601(a)(10) of Regulation S-B.

Company Response: Because SunWah Bookstore is no longer our distributor, we have not filed our agreement with SunWah Bookstore. However, we have filed the distribution contracts with our current seven principal distributors as exhibits to our registration statement.

20.	Please explain what you mean by the term “bundle pricing” approach, and how you define “...newly developed issues”.

Company Response: We have revised our disclosure under the caption “Prices of Our Products” to explain the meaning of “bundle pricing approach.” We have also defined the term - “new developed issues” in our registration statement.

21.
We assume prices for your magazine vary by type of sale, such as subscriptions and single copies, whether at bookstores or elsewhere. Please confirm, and present a full statement of your prices for the magazine, and a breakdown of the various categories of your sales, such as annual (or other term) subscriptions, newsstands or bookstore sales, etc. We have noted the price information at the table “Competition”.

Company Response: We have revised our disclosure and now provide detailed information of the prices of our magazines under the caption “Prices of Our Products”.

22.
Please clarify your statement that 80% of your sales are made through distribution agencies throughout the Peoples Republic of China. Explain the details of this distribution system and disclose the principal agencies with whom you have agreements. Identify each such agency, disclose the principal terms of any such agreements, and file the agreements as exhibits. See Item 601(a)(10) of Regulation S-B.

Company Response: We have revised our disclosure under the caption “Our Distribution Channels” which now provides detailed information of our distribution channels. We also listed our principal distribution agents and their distribution areas. As noted in our response to comment 19 above, we have filed the distribution contracts with our current seven principal distributors as exhibits to our registration statement.

23.	Please confirm that your circulation as of December 2005 is 4,060,000. Tell us how you calculated that figure.

Company Response: We have provided in our registration statement a table which lists the annual circulation of our magazines during the fiscal year ending December 31, 2005. We have calculated our circulation based upon our internal sales records.

24.
Please explain how you have been able to acquire information on the circulation figures and advertising revenues of your various competitors, whether foreign or local, and on what authority you are providing this information.

Company Response: We have removed the information on the circulation figures and advertising revenues of our various competitors from the registration statement.

Intellectual Property, page 5

25.
Your statement that your business is dependent in part on your ability to establish and maintain copyright and trademark assets is unclear given your statement that you have not applied for, and do not hold, any such copyright or trademark registrations. Please explain further.

Company Response: We have revised our disclosure under the caption “Our Intellectual Property” which now provides, in pertinent part, that:

We believe that our business is dependent in part on our ability to establish and maintain the copyright of the content and titles of our magazines.

We have registered our magazines with the General Administration of Press & Publication of China and obtained the national code CN41-1210/F for China Marketing and CN11-3443/F for China Business & Trade. In addition, we obtained international standard codes for both China Marketing and China Business & Trade, which are ISSN1005-3530 and ISSN1005-5800, respectively. These codes, respectively, are printed on the last page of each publication.

We have registered our magazines’ titles “China Marketing” and “China Business & Trade” as trademarks with the Trademark Office of the State Administration for Industry and Commerce of China. We use our trademarks for the sales and marketing of our magazines.

We have registered our www.cmmo.com.cn Internet domain name. The articles and other contents of our magazines are protected by copyright laws of China.

Government Regulation, page 6

Censorship of advertising content by the PRC Government. page 6

26.
Please explain briefly the procedures and provisions of the Advertising Law which apply to your publication, including whether these provisions require prior submission and approval of magazine content, either editorial or advertising; the nature and extent of any such review; and the identity of the reviewing authorities and the extent of their authority, including whether this may permit censorship of individual articles or issues or stop-publication orders.

Company Response: We have revised our disclosure under the caption “Government Regulation” which now explains the procedures and provisions of the Advertising Law which apply to our publications, including whether these provisions require prior submission and approval of magazine content, either editorial or advertising; the nature and extent of any such review; and the identity of the reviewing authorities and the extent of their authority, including whether this may permit censorship of individual articles or issues or stop-publication orders.

27.	Disclose whether the application of the Advertising Law has ever resulted in any of the penalties listed in the 1st paragraph.

Company Response: We have disclosed in the registration statement that the application of the Advertising Law has not imposed any of the penalties listed thereto on us.

28.	Please include the additional information required by Item 202(a)(1) and (3) of Item 202 of Regulation S-B.

Company Response: We have included the following additional disclosure under the caption “Description of Securities” in the registration statement in response to the Staff’s comment: “Holders of common stock are entitled to one vote per share on all matters submitted to a vote of shareholders and to receive dividends when, and if declared by our board from funds legally available for such purposes. Upon liquidation, holders of common stock are entitled to share ratably in any assets available for distribution to stockholders after payment of all obligations of China Marketing. Stockholders do not have cumulative voting rights or preemptive rights. We are not authorized to issue any classes of stock other than common stock.”

Management’s Discussion and Analysis, page 6 General

29.
Please revise to include in your discussion an analysis of the amount of revenue earned from magazine sales and advertising sales. Please also include a discussion of trends in revenues and operating performance; significant economic or industry wide factors relevant to your business; any material events and uncertainties known to management that would cause reported financial information to be not necessarily indicative of future operating results; and other significant matters on which you focus in evaluating financial condition and operating results. The discussion should address key variable and other qualitative and quantitative factors which are necessary to understanding and evaluating your results. Please also provide insight as to the material opportunities, challenges and risks for both the short and long term, as well as actions being taken to address those opportunities, challenges and risks: Refer to Item 303(b) of Regulation S-B and SEC Release 33-8350 which is available on our website at .

Company Response: we have included the information required by Item 303 (b) of Regulation S-B and SEC Release 33-8350 under the caption “Management’s Discussion and Analysis.”

30.
Additionally, since you have included interim financial statements in the registration statement, you must provide a comparable discussion that will enable the reader to assess material changes in financial condition and results of operations since the period ended December 31, 2004 and for the comparable interim period in the preceding year. Refer to Item 303(b)(2) of Regulation S-B.

Company Response: We have included a discussion of our interim financial statements that is comparable to our annual financial statements and responsive to Item 303(b)(2) of Regulation S-B.

Liquidity and Capital Resources. page 8

31.	Please revise to remove the statement that the “company is expected to generate continuous profits...”.

Company Response: We have removed the statement that the Company will continue to generate continuous profits.

Risk Factors, page 9

Government Regulation of Currency Conversion, page 9

32.
Please present the risk of inability to pay dividends or of paying dividends only at reduced rates in a separate sub-section, appropriately captioned. This paragraph should relate only to the fluctuation of the currency as it may result in the factors cited in the current sub-heading.

Company Response: We now present the risk of inability to pay dividends or of paying dividends only at reduced rates in a separate sub-section that is captioned “Our holding company structure may limit the payment of dividends.”

Directors and Executive Officers, Promoters and Control Persons. page 12

33.	Please clarify whether your company has been Mr. Tang’s principal business association since December 2005.

Company Response: Mr. Tang is no longer affiliated with the Company. He was the controlling stockholder of the Company while the Company was operating under the name Infolife. He has no affiliation with the Company any more.

Description of Securities, page 13

34.	Please include the additional information required by Item 202(a)(1) and (3) of Item 202 of Regulation S-B.

Company Response: Please see our response to Comment 28 above.

Market Price of and Dividends on the Registrant's Common Equity, page 14

35.	Please include all the information required by Item 201(a)(1)(ii), (b) and (c) of Regulation S-B.

Company Response: We have included the information required by Item 201(a)(1)(ii), (b) and (c) under the caption “Market Price of Dividends on Registrant’s Common Equity.”

36.	As prescribed by Form SB-2, your financial statements should appear in the document before your exhibits and signature page.

Company Response: We have included the financial statements immediately prior to the exhibits and signature page as per the Staff’s Comment.

Part II

Dividends, page 14

37.
We note your statement that you have not declared or paid any dividends and that you do not intend to do so in the future. Please revise your disclosures in light of the fact that you declared a dividend in the amount of $327,141 to shareholders during the second quarter of 2005.

Company Response: We have revised our disclosure under the caption of “Dividends” which provides now, in pertinent part, that: “We declared total dividends amounting to $226,529 and $664,251 for the years ended December 31, 2005 and 2004, respectively. We also declared total dividends amounting to $598,205 for the nine months ended September 30, 2006.”

Changes in and Disagreements with Accountants, page 14

38.	Please revise your disclosure to include all of the items required by Item 304 of Regulation S-B.

Company Response: We have revised our disclosure under the caption “CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS” in accordance with the requirements of Item 304 of Regulation S-B.

Financial Statements, page 17

39.	As prescribed by Form SB-2, your financial statements should appear in the document before your exhibits and signature page.

Company Response: We have included the financial statements immediately prior to the exhibits and signature page as per the Staff’s Comment.

Consolidated Financial Statements, page 17

40.	Please have your independent accountants reissue their audit report on your consolidated financial statements as of and for the period ended December 31, 2004 under the firm’s new name.

Company Response: We have had our independent accountants reissue their audit report on our consolidated financial statements as of and for the period ended December 31, 2004 under the firm’s new name.

Consolidated Statement of Cash Flows, page 22

41.
Please revise to reclassify your loan made to a director from the operating section to the investing section of your consolidated statement of cash flows. Refer to paragraph 17(a) of SFAS No. 95, Statement of Cash Flows.

Company Response: We have revised our Consolidated Statement of Cash Flows as per the Staff’s Comment.

Notes to Consolidated Financial Statements, page 24 1. Nature of Operations, note 24

42.
We note your statement that “MCHL has had no operations other than the formation of Shenzhen New Media Consulting Co., Ltd. on November 15, 2004.” Please revise to clarify this statement, considering your previous statement in Management’s Discussion and Analysis or Plan of Operation that in 2004 you generated revenue from selling magazines and advertising spaces. In this regard, you should update all disclosures in your audited financial statements for any changes in your operations in the subsequent interim period which may render your previous disclosures inaccurate or incomplete.

Company Response: We have revised Note 1 to clarify that Media Challenge (or MCHL as we had previously referred to it) is a holding company that only operates through its direct and indirect subsidiaries. We have also updated all of the disclosure in our adudited financial statements to reflect any changes in our operations in the subsequently interim periods accordingly.

43.
We note your statement that “The Company engages in the provision of media consultation and planning services throughout the PRC.” Please revise to specify that you engage in selling magazines and advertising space as disclosed in your “Business Overview” section.

Company Response: We have revised Note 1 to specify that we engage in the sale of our magazines and advertising space within our magazines, which are sold throughout China.

3. Summary of Significant Accounting Policies, page 24

44.
Please revise to include a description of the types of expenses included in cost of sales. Additionally, if cost of sales excludes charges for depreciation, depletion and amortization of property, plant and equipment, the description of the line item in your statements of operations should be labeled “cost of goods sold (exclusive of depreciation shown separately below).”

Company Response: We have revised Note 3 to include a description of the types of expenses included in cost of sales. We have also revised our consolidated statements of operations by adding the phrase “exclusive of depreciation shown separately below” to the income statement line for cost of goods.

Revenue Recognition, page 25

45.
Please revise to disclose the revenue recognition policies specifically associated with magazine sales and advertising services. In this regard, we note your disclosure under “Distribution Channels” within your “Description of Business” section that readers pay for the annual subscription fee at the beginning of the year. We would expect that these subscription fees would be recognized in a systematic manner over the subscription period resulting in an unearned portion at each balance sheet date. Please clarify and disclose how subscription fees are earned, and explain to us why you have not recorded a liability for the unearned portion of your subscription fees in your financial statements. Refer to SAB Topic 13:B.

Company Response: We have revised Note 3 to indicate that subscription fees are included in other payables and to otherwise be responsive to the Staff’s Comment.

4. Related Party Transactions, page 28

46.
Please revise your disclosure to clarify our purchase of a license to operate a sales and marketing magazine from Shenzhen Media Investment Company resulted in the recognition of a receivable totaling $518,536 from related companies at December 31, 2004.

Company Response: Because the transaction referred to by comment 46 was eliminated on consolidation, we have not shown such a receivable in our financial statements.

47.
We note your disclosure that MIC is a corporation with owners and directors in common with you. Please revise and disclose separately the amount of related-party transactions recorded in your statements of operations for all periods presented. Amounts due from or to related parties as of the date of each balance sheet should be disclosed. Refer to paragraph 2 of SFAS 57.

Company Response: Our related party disclosure has been revised in response to the Staff’s Comment and intercompany accounts have been eliminated on consolidation.

Unaudited Consolidated Financial Statements, 31 General

48.	Please make conforming changes to your unaudited interim consolidated financial statements for the revisions made to your audited financial statements, as applicable.

Company Response: We have made confirming changes to our unaudited interim consolidated financial statements as per Staff’s Comment.

49.	Please revise to label all 2004 columns in your unaudited consolidated financial statements as “period from August 12, 2004 (inception) to September 30, 2004.”

Company Response: Because our acquisition of Shenzhen Media Investment Co., Ltd. on December 21, 2005 was accounted for as a transfer of entities under common control, the operations of Shenzhen Media Investment Co., Ltd. for the year ended December 31, 2005 and 2004 are included in the consolidated statements as if the transaction had occurred at the beginning of the first period presented, each account stated at its historical cost. In this regard, the prior year’s financial statements and financial information has been restated to combine the previously separate entities to furnish comparative information.

Consolidated Statements of Cash Flows (Unaudited), page 36

50.
Please revise to reclassify the increase in long-term debt accrued interest from cash flows from financing activities to net cash provided by operations as a non-cash adjustment to net income. Please also reconcile the amount presented as long-term debt accrued interest to the amount presented as interest expense on your consolidated statements of operations.

Company Response: Because the long-term debt accrued interest has been eliminated on consolidation, they are no longer shown on our consolidated statements of cash flows.

51.	Please revise to reclassify the amount presented due from director in net cash provided by financing activities to net cash used in investing activities. Refer to paragraph 16(a) of SFAS No. 95.

Company Response: We have revised our Consolidated Statements of Cash Flows for each of the two years ended December 31, 2005 and 2004 and Consolidated Statements of Cash Flows for the nine months ended September 30, 2006 as per Staff’s Comment.

Exhibits

52.
We note that the by-laws filed as exhibits are identified as “initial” by-laws. Please file all amendments or other materials required to present your by-laws in current form, and as presently in effect. See Item 601(a) of Regulation S-B.

Company Response: We have filed our amended and restated Bylaws as Exhibit 3.2 to our registration statement.

53.	Please file as an additional exhibit the list of subsidiaries required by Item 601(a)(21) of Regulation S-B. We note the reference at page 8 to one subsidiary.

Company Response: We have filed the list of our subsidiaries as Exhibit 21 to our registration statement.

Signatures

54.	Please date your signature page, as required by Form SB-2.

Company Response: We have updated our signature page as requested.

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact the undersigned at (86) 10-59251090 or Louis A. Bevilacqua, Esq. of Thelen Reid Brown Raysman & Steiner LLP, our outside special securities counsel at (202) 508-4281.

Sincerely,

China Marketing Media Holdings, Inc.

By:	/s/ Yingsheng Li
Yingsheng Li
Chief Executive Officer